Exhibit 99.1

Ayr Wellness Signs Management Services Agreement with Tahoe Hydroponics

Company Secures Access to Innovative Bank of Cannabis Genetics

MIAMI, February 7, 2022 - Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator (“MSO”), today announced that the Company has entered into an Interim Management Services Agreement (“MSA”) with Tahoe Hydroponics Company, LLC (“Tahoe Hydro”), one of Nevada’s top cultivators of high-quality cannabis flower, and NV Green, Inc. (“NV Green”), producers of leading concentrates, pursuant to the previously announced Definitive Agreement signed in July 2021.

On January 25, the Nevada Cannabis Control Board (“CCB”) approved the relationship of Tahoe Hydro, NV Green, and Ayr’s subsidiary under the MSA, which includes provisions for exclusive access to a robust and innovative bank of existing and future cannabis genetics from Lost in Translation LLC (“Lost in Translation” or “LIT”) and exclusive access to the LIT brand, one of the top selling flower brands in Nevada, according to BDSA, via licensing agreement.

“Tahoe Hydro provides us with access to some of the highest-quality cannabis on the market, and our goal is to use this transaction to infuse our entire organization with some of the world’s premier cultivation talent and genetics,” said Jonathan Sandelman, Founder, Chairman and CEO of Ayr Wellness. “We have an immense respect for the art and science that is growing high-quality flower and believe that access to Tahoe Hydro’s talented team and evolving library of genetics will be important in expanding our ability to offer unique, excellent flower to our customers at scale throughout our organization.”

Following the approval of the relationship under the MSA, Ayr will now begin leveraging the high quality and highly respected Tahoe and LIT cannabis brands throughout Nevada, including in increasing the brands’ presence in Ayr’s leading Nevada retail footprint.

The Company also intends to utilize the strong presence and relationships developed by Tahoe Hydro and LIT to deepen its wholesale penetration throughout the state.

For more information about Ayr Wellness, please visit https://ayrwellness.com.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained; laws or the interpretation, administration or enforcement thereof may change; differing regulatory requirements across states may prevent Ayr from achieving economies of scale; favorable locations may be restricted or difficult to obtain; acquisitions may not be able to be completed on satisfactory terms or at all, or if completed may not be successful; the enforcement of contracts may be restricted; scientific research regarding cannabis is still in its early stages and is subject to change as further research is completed; the inherent risks of an agricultural business; cyber-security, transportation, recall, product liability and litigation related risks; and Ayr may not be able to raise additional debt or equity capital if required. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions and acquire desirable retail sites on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames. Ayr has also assumed that the transactions with Tahoe Hydroponics and that the roll-out of its brands will be successful.

Estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About Ayr Wellness Inc.

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator, focused on delivering the highest quality cannabis products and customer experience throughout its footprint. Based on the belief that everything starts with the quality of the plant, the Company is focused on superior cultivation to grow superior branded cannabis products. Ayr strives to enrich consumers’ experience every day through the wellness and wonder of cannabis.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they touch. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Sean Mansouri
Elevate IR
ayr@elevate-ir.com
Email: IR@ayrwellness.com